February 4, 2009.

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Dividend Capital Total Realty Trust, Inc.
Post-Effective Amendment No. 5 to Registration Statement on Form S-11,
Filed January 9, 2009
File No. 333-143662

Ladies and Gentlemen:

On behalf of Dividend Capital Total Realty Trust, Inc., a Maryland corporation (the “Company”) this letter provides a response to the comment letter from the Staff of the Securities and Exchange Commission (the “Commission”), dated January 23, 2009 (the “Comment Letter”) in connection with the Company’s Post-Effective Amendment No. 5 (“Post-Effective Amendment No. 5”) to the above-referenced Registration Statement on Form S-11 (the “Registration Statement”) filed with the Commission on January 9, 2009. The Company’s response to the comment raised by the Staff in the Comment Letter is set forth below. For the convenience of the Staff, we have repeated the Staff’s comment before the response.

Real Property Acquisitions, page 1

1.	We note your disclosure on pages 1 and 66 of recent acquisitions. Please provide the initial yield on your recent acquisitions based on the initial year rent and purchase price.

RESPONSE TO COMMENT 1

The Company will revise the disclosure on pages 1 and 66 of the Company’s prospectus to include the following disclosure in response to the Staff’s comment:

“For the period from October 1, 2008 to December 29, 2008, we acquired three real properties for a gross investment amount of approximately $122.7 million. These properties have an estimated initial aggregate weighted average yield of approximately 7.7% based on initial year rent and our purchase price. This unlevered yield does not include various GAAP adjustments that we are required to make for financial reporting purposes.”

Securities and Exchange Commission

February 4, 2009

This additional disclosure will be reflected in a 424(b) prospectus to be filed with the Commission shortly after Post-Effective Amendment No. 5 is declared effective.

Acknowledgment Statement

In response to the Staff’s request, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you should have any questions about this letter or require any further information, please call Phyllis Korff at 212-735-2694.

Very truly yours,

DIVIDEND CAPITAL TOTAL REALTY TRUST, INC.

By:	/s/ Guy M. Arnold

Name:	Guy M. Arnold

Position:	President

Cc:    Phyllis G. Korff

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